SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Further to the report on Form 6-K filed with the Commission on February 1, 2011 (the “Prior Filing”), Korea Electric Power Corporation (“KEPCO”) will hold the annual ordinary general meeting of shareholders (“AGM”) on March 11, 2011. The matters discussed in the Prior Filing will also be addressed at the AGM to be held on March 11, 2011.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

February 24, 2011

To: Shareholders

From: Ssang-su Kim, President of KEPCO

We hereby call the 50th Annual Ordinary General Meeting of Shareholders (“AGM”) pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation (“KEPCO”) as follows and seek your attendance. This notice shall be in lieu of the notice to be given to the small shareholders pursuant to Article 542-4 of the Commercial Code.

Date and time: Friday, March 11, 2011, 10:00 a.m. (Seoul Time)

Place: 167, Samseong-dong, Gangnam-gu, Seoul, Korea, Hanbit Hall at the head office of KEPCO

Items to be Reported:

1. Audit Report

2. Management report on KEPCO’s operation

Agenda for Shareholder Approval:

1. Approval of the non-consolidated balance sheets, statements of income and statements of disposition of deficit as of or for the fiscal year ended December 31, 2010.

2. Ceiling on remuneration for KEPCO’s directors

3. Appointment of Three (3) Standing Directors (sangim-isa in Korean)

Each of the following candidates has been recommended by the president of KEPCO and has had no past dealing with KEPCO in the past three years.

•

Kim, Chong-Young (b. June 10, 1954). Mr. Kim currently serves as head of KEPCO Research Institute and previously worked as head of the research strategy unit, head of the strategic technology research unit and head of the water and thermal power generation research unit, in each case, of KEPCO Research Institute. Mr. Kim received Ph.D in metal engineering from Seoul National University.

•

Kim, Jong-Ho (b. October 30, 1954). Mr. Kim currently serves as head of Labor Management Department at KEPCO and previously worked as head of Gyeongnam District Division, head of Audit & Inspection Office and deputy head of Jeju Special District Head Office, in each case, of KEPCO. Mr. Kim received B.A. in economics from Chung-Ang University.

•

Cho, In-Kook (b. August 3, 1954). Mr. Cho currently serves as head of KEPCO Academy and previously worked as head of Secretariat, head of Daegu District Division and head of Kumi branch, in each case, of KEPCO. Mr. Cho received B.A. in economics from Hanyang University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name: Shin, Chang-Keun
Title: Vice President

Date: February 25, 2011